May 8, 2014

Via EDGAR

Mark P. Shuman, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Modern Holdings Incorporated Registration Statement on Form S-1 (the “Registration Statement”) Initially Confidentially Submitted on October 3, 2013 CIK No. 941436

Dear Mr. Shuman:

On behalf of Modern Holdings Incorporated (the “Company”) enclosed, as supplemental material, are changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) marked to show changes from the Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2014. These changed pages reflect the only substantiative revisions that the Company expects to make in its next pre-effective amendment to the Registration Statement, with a view toward seeking acceleration of effectiveness.

The changed pages include those made in response to comments (the “Comments”) of the staff to the Commission conveyed by telephone on May 7, 2014.

Set forth below are the Comments and the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers and captions in the enclosed pages. Capitalized terms used but not defined below shall have the meanings given to them in the Registration Statement.

E-mail: james.seery@leclairryan.com	One Riverfront Plaza, 1037 Raymond Boulevard, Sixteenth Floor
Direct Phone: 973.491.3315	Newark, New Jersey 07102
Direct Fax: 973.491.3415	Phone: 973.491.3600 \ Fax: 973.491.3555

CALIFORNIA \ CONNECTICUT \ MASSACHUSETTS \ MICHIGAN \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ VIRGINIA \ WASHINGTON, D.C.

Paul D. Drobbin \ Attorney in charge, Newark office \ LeClairRyan is a Virginia professional corporation

1.	Provide the disclosure and exhibit required by Item 304 of Regulation S-K.

Response: The Company has included the disclosure required by Item 304 of Regulation S-K on page 35. In addition, Exhibit 16 in the form enclosed herewith will be included in the filed pre-effective amendment to the Registration Statement.

2.	We note that the Company has experienced a significant decline in current assets. Describe the capital available to the Company in the aggregate and any plans to address any capital deficiencies.

Response: The Company has added the requested disclosure on page 30.

Please call the undersigned at (973) 491-3315 with any questions or for any further information. We are appreciative of the willingness of the staff to review these draft materials to endeavor to accommodate the Company’s timing.

Very truly yours,

/s/ James T. Seery

James T. Seery

JTS/cc

cc:     Henry L. Guy, President and Chief Executive Officer